

Axos Financial, Inc.
Investor Presentation

February 2022

NYSE: AX

axos™ Banking Evolved℠

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The use of future tense or words "future plans," "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, including new initiatives and expansion, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2021, Form 10-Q for the quarter ended December 31, 2021 and its last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Axos' Business Model is Differentiated From Other Banks

axos™

Customer Acquisition

- Digital Marketing
- Affinity and Distribution Partners
- Data mining/target feeding direct marketing
- Cross-selling

Sales

- Automated fulfillment
- Inbound call center sales
- Outbound call center sales
- Minimal outside sales
- Significant inside sales

Servicing

- Self-service
- Digital journey
- Direct banker (call center)

Distribution

- Balance sheet
- Whole loan sales options
- Securitization

Core Digital Capabilities

- Data Driven Insight
- Integrated Customer Experience
- Digital Marketing
- Digitally Enabled Operations
- Next-Gen Technology

Our Business Model is More Profitable Because Our Costs are Lower and Our Assets are Higher-Yielding

As % of average assets	**Axos[1] (%)**	**Banks Greater Than $10bn[2] (%)**
Net interest income	4.51%	2.19%
Salaries and benefits	0.87%	1.03%
Premises, equipment and other non-interest expense	1.04%	1.11%
Total non-interest expense	**1.91%**	**2.14%**
Core business margin	**2.60%**	**0.05%**

1. For the three months ended 9/30/2021 – the most recent data on FDIC website "Statistics on Depository Institutions Report". Axos Bank only, excludes Axos Financial, Inc. and non-bank subsidiaries to compare to FDIC data. Data retrieved 1/27/2022.
2. All Commercial Banks by asset size. FDIC reported for three months ended 9/30/2021. Total of 162 institutions >$10 billion. Data retrieved 1/27/2022.

Axos Financial's Three Business Segments Provide the Foundation For Sustained Long-Term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- Differentiated distribution strategy
- New business initiatives will generate incremental growth
- Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity
- Technology synergies among business segments reduce overall cost of growth strategy

Our Model is Built for Increased Digital Interactions

COVID-19 Has Accelerated Adoption of Digital Banking and Wealth Management

Consumer Banking

- Convenience and superior user experience keys to long-term success
- Effective use of customer data and segmentation reduces customer acquisition costs and increases cross-sell
- Control of front- and back-end connectivity to technology stack provides cost and time-to-market advantages
- UDB allows Axos to continuously add new self-service tools and value-added services within our digital banking platform

Commercial Banking

- Providers that integrate banking with specialized software to serve specific customer segments will gain market share
- Axos Fiduciary Services supports trustees and fiduciaries nationwide through software + services model
- Winning cash/treasury management accounts through > automation and custom API integration
- Regional sales leaders supported by centralized service team creates a more efficient and scalable model

Securities

- Consumers across all age and income demographics want to manage their finances through a centralized, digital platform
- Independent RIAs and IBDs need banking services to compete with money center banks and large broker-dealers
- Owning clearing, custody, and direct-to-consumer digital wealth capabilities provides opportunities to serve consumers with incremental services at favorable economics

Fiscal 2022 Second Quarter Highlights Compared with Fiscal 2021 Second Quarter

axos™

Asset Growth



$ Millions
20,000
15,000
10,000
5,000
0
14,393
8.0%
15,548
Q2 2021
Q2 2022

Deposit Growth



$ Millions
15,000
10,000
5,000
0
11,463
7.0%
12,269
Q2 2021
Q2 2022

Net Income



$ Millions
100
50
0
54.8
10.9%
60.8
Q2 2021
Q2 2022

Diluted EPS



$ Diluted EPS
1.00
0.80
0.60
0.40
0.20
0.00
0.91
9.9%
1.00
Q2 2021
Q2 2022

Return on Equity = 16.29%

Return on Assets = 1.63%

Fiscal 2021 Highlights Compared with Fiscal 2020

Asset Growth


$ Millions
15,000
10,000
5,000
0
13,852
3.0%
14,266
FY 2020
FY 2021

Deposit Growth*


$ Millions
15,000
10,000
5,000
0
11,336
-4.6%
10,816
FY 2020
FY 2021

Net Income


$ Millions
250
200
150
100
50
0
183.4
17.6%
215.7
FY 2020
FY 2021

Diluted EPS


$ Diluted EPS
4.00
3.50
3.00
2.50
2.00
2.98
19.5%
3.56
FY 2020
FY 2021

Return on Equity = 16.51%

Return on Assets = 1.52%

* Deposit decrease by design to accommodate acquisition of $1.2 billion in deposits from E*TRADE Advisor Services in August 2021.

Diluted EPS and Book Value Per Share Have Been Consistently Strong

Diluted EPS (FY)



$ per share
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
13.7% CAGR
1.87
2.10
2.37
2.48
2.98
3.56
2016
2017
2018
2019
2020
2021

Book Value Per Share (FY)



$ per share
25.00
20.00
15.00
10.00
5.00
0.00
17% CAGR
10.73
13.05
15.24
17.47
20.56
23.62
2016
2017
2018
2019
2020
2021

Net Interest Margin Has Been Stable/Rising Through a Variety of Interest Rate Cycles



Stable Net Interest Margin, without HRB
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.90%
3.84%
3.76%
3.83%
3.92%
FY2017
FY2018
FY2019
FY2020
FY2021
Axos NIM (excluding HRB)
Fed Funds

Axos is a Top Quartile Performer Versus Bank Peer Group

axos™

	Axos Bank	Peer Group	Percentile
ROAA	1.92%	0.94%	92%
Return on equity	18.43%	9.50%	89%
G&A	1.97%	2.36%	29%
Efficiency ratio	42.42%	65.68%	9%

The 89% on ROE means that the Bank outperformed 89% of all banks. The 29% G&A ranking means that only 29% of banks spend less on G&A than Axos. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 9/30/21; data retrieved 1/28/21.
Note: Peer group is all savings banks (101) with assets greater than $1 billion for quarter ended 9/30/21.

Net Loan Growth by Category for Second Quarter Ended December 31, 2021

axos™

$ Millions

Loans	Category	Sub-category	Q2 FY22	Q1 FY22	Inc (Dec)
Loans	Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,686	$3,685	1
		SF Warehouse Lending	596	656	(60)
	Multifamily & Commercial Mortgage	Multifamily	2,017	2,007	10
		Small Balance Commercial	467	451	16
	Commercial Real Estate	CRE Specialty	3,735	3,355	380
		Lender Finance RE	122	138	(16)
	Commercial & Industrial Non-RE	Lender Finance Non RE	742	622	120
		Equipment Leasing	96	100	(4)
		Asset-Based Lending	793	517	276
	Auto & Consumer	Auto	417	385	32
		Unsecured / OD	62	62	0
	Other	PPP	20	40	(20)
		Other	3	3	0
			$12,756	$12,021	$735

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)



$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$-
$11,609,584
$11,711,215
$11,414,814
$11,879,021
$12,607,179
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

Average Loan to Value		Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022
	Multifamily	56%	55%	55%	56%	56%
	Single family	58%	57%	57%	57%	57%

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)

($ in millions)


155
150
145
140
135
130
125
120
7.7
136.8
0.6
0.3
1.0
4.0
8.7
140.5
September 30, 2021
ACL + UCL
Gross
Charge-offs
Gross
Recoveries
Provisions for
credit losses
December 31, 2021
ACL + UCL
ACL
UCL

Allowance for Credit Losses (ACL) by Loan Category as of December 31, 2021

$ Millions

Loans	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$4,281.6	$25.6	0.60%
Multifamily & Commercial Mortgage	2,483.9	13.6	0.55%
Commercial Real Estate	3,857.4	67.6	1.75%
Commercial & Industrial Non-RE	1,631.8	22.7	1.39%
Auto & Consumer	478.6	10.9	2.28%
Other	22.3	0.1	0.27%
	$12,755.6	$140.5	1.10%

Loan Origination Growth

Fiscal Year Loan Originations


$ Billions
12.2%
5-yr CAGR
10
9
8
7
6
5
4
3
2
1
0
5.0
1.4
3.6
5.6
1.4
4.2
7.5
1.6
5.9
8.4
1.5
6.9
8.4
1.6
6.8
8.9
1.6
7.3
2016
2017
2018
2019
2020
2021
Annual growth rate
12.0%
33.9%
12.0%
0.0%
6.0%
Loans for Investment
Loans for Sale

Future Plans

- Organic growth in existing business lines
  - Multifamily geographic expansion
  - Agency and jumbo mortgage channel expansion
  - Large Balance Commercial / Specialty Real Estate expansion
  - Asset-Based Lending
- Additional C&I verticals/product expansion
- Retail auto lending launch
- RIA M&A and succession lending

Diversified Deposit Businesses

Deposit

	Key Elements	Balance*
Consumer direct	Full service digital banking, wealth management, and securities trading	$4.7B
Distribution Partners	Exclusive relationships with significant brands, groups, or employers Exclusive relationships with brokers and financial planners through Axos Clearing and Axos Advisor	$1.1B
Small business banking	Business banking with simple suite of cash management services	$0.5B
Commercial/ Treasury Management	Full-service treasury/cash management Team enhancements and geographic expansion Bank and securities cross-sell	$2.2B
Axos Securities	Broker-dealer client cash Broker-dealer reserve accounts	$1.4B
Specialty deposits	Fiduciary services for trustees 1031 exchange firms Title and escrow companies HOA and property management	$1.2B
Fiduciary Services	Serves 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship Software allows servicing of SEC receivers and non-chapter 7 cases	$1.2B

* Balance as of 12/31/21

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

100% of Deposits = $2.1 billion



Checking and other demand deposits
19%
Time deposits
50%
31%
Savings

December 31, 2021

100% of Deposits = $12.3 billion



Savings – IRA
Time deposits
2%
10%
Checking and other demand deposits
61%
Savings
27%

Checking Growth (6/2013 – 12/2021) = 1,800%

Savings Growth (6/2013 – 12/2021) = 416%

Axos Customer Base and Deposit Volume is Well Distributed Throughout the United States



Montana
North Dakota
South Dakota
Minnesota
Idaho
Wyoming
Nevada
Utah
United States
New Mexico
Texas
Baja California
Sonora
Chihuahua
Coahuila
Baja California Sur
Sinaloa
Durango
Nuevo León
New Brunswick
Maine
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland
District of Columbia
Average Deposit Balance
100
500
1000
2500
5000
10000
25000
100000
250000
Number of Accounts
1
10
25
50
90

Axos Deposits Have National Reach With Customers in Every State

Optionality with Deposits from Axos Securities

Securities segment provides approximately $2 billion of deposits that can be brought on balance sheet or pushed to partner banks to generate fee income

- Provides stable, low/no-cost deposits that can be used to fund Axos Bank's loan growth
- Currently 15 partner banks hold approximately $725 million deposits off Axos Bank's balance sheet
- Significant upside to fee income if interest rates rise and/or more deposits are pushed to partner banks

Annualized Fee Income $M*



50.0
40.0
30.0
20.0
10.0
0.0
2.8
9.0
9.1
29.0
15.3
49.0
Base
plus 100 bps
plus 200 bps
Current Level Off-B/S
Hypothetical $2B Off-B/S

*Amount of fee income may be higher or lower, depending on how much deposits from Axos Securities are held on or off Axos Bank's balance sheet

Commercial Loans and Deposits
6 years of growth



Spot Balance ($BN's)
$7
$6
$5
$4
$3
$2
$1
$0
$6.77
$6.53
25.5%
CAGR
35.0%
CAGR
$1.73
$1.08
FYE 2015
FYE 2021
Loans
Deposits

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Deposit Growth Drivers

- Service to Specialty Verticals
- Technology and Application Integration
- Reposition as Commercial Banker

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth



$ Millions
12.3%
5-yr CAGR
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,044
6,900
7,985
8,983
11,337
10,816*
2016
2017
2018
2019
2020
2021

	2016	2017	2018	2019	2020	2021
% CDs[1]	17%	12%	25%	26%	20%	14%
% Borrowings[2]	12%	9%	6%	6%	4%	2%

Future Plans

- Enhanced digital marketing automation integrated to outbound sales group
- Products and technology integration targeted to specific industry groups
- Creation of differentiated consumer and business banking platform
- Enhanced focus on customer service and user experience
- Leverage existing and create new distribution partnerships to allow for reduced acquisition cost and leverage of external brands

[1] as a % of total deposits
[2] as a % of total liabilities

* Decrease in deposits by design to accommodate acquisition of $1.2 billion in deposits from E*TRADE Advisor Services in August 2021

Diversified Fee / Non-Interest Income

*Excludes investment securities gains and losses.
** amount in gain on sale is less than 1%
***Broker-dealer fee income constitutes larger share due to addition of AAS to Securities Business.

Fee Income	Category	Sub-category	% Fee Income Q2 Fiscal 2022*	% Fee Income FY 2021*
Fee Income	Mortgage Banking	Agency Jumbo Multifamily	15%	39%
	Gain on Sale – Other	Structured Settlement Other	0% **	1%
	Deposit/ Service Fees	Cash/Treasury Management Consumer Deposit Payments	26%	19%
		Tax Prepaid	1%	9%
	Prepayment Fee		11%	7%
	Broker-Dealer		47% ***	25%

Axos Securities Overview

axos

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities

Axos Clearing Securities Clearing & Custody	69 IBDs 200 RIAs 265,000 Clients
Axos Invest Digital Wealth & Personal Financial Management	24,000 Clients
Axos Trading Self-Directing Trading	Launched Fiscal Q1 2022*

Access to ~289,000 Clients

Consumer Banking
- Consumer Deposit Accounts
- ODL/Margin Accounts
- Jumbo Single Family Mortgage Loans

Commercial Banking
- Securities-Backed Lines of Credit
- Cash Management
- Commercial Property Refinancing

Digital Solutions
- Universal Digital Platform
- Account Opening Platform

*Retail crypto trading launch expected in 1H calendar 2022

Securities Strategy

Leveraging Bank's existing digital platforms allows for a unique integrated and flexible Banking and Securities product features


Onboard Clients Faster
"Single-Pane"
Rich Banking and Securities features
Independent RIAs
Introducing Broker-Dealers
Self-Directed Trading
End Clients
Universal Enrollment Platform
Universal Digital Bank Platform
TRADING
WEALTH
BANKING
CUSTODY

Secular Industry Trends Provide Opportunities for Axos

axos™

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

E*TRADE Advisor Services Acquisition

Axos Clearing acquired certain assets and deposits related to E*TRADE Advisor Services (EAS) – closed August 2, 2021

1) $55 million cash purchase price paid at closing from Axos Financial
2) Includes $24.8 billion of custodial assets & ~$1.2 billion low-cost deposits
3) Accelerates time-to-scale in RIA custody business
4) Adds new sources of fee income and services that compliment Axos Clearing's product offering
5) Own proprietary front- and back-end RIA custody technology platform
6) Rebranded Axos Advisor Services (AAS)

Strategic and Financial Benefits

1) Adds a turnkey technology platform to generate low-cost core deposits
2) Increases Axos' non-interest income by 33%(1)
3) Provides cross-sell opportunities across securities clearing, deposit & lending products to 200+ advisors and 153,000+ wealth management clients
4) Conversion to broker-dealer platform unlocks incremental revenue opportunities
5) Accretive to EPS - projected 1% accretion in FY 2022 and 5% in FY 2023
6) Tangible book value earn-back in ~3 years

(1) Based on Axos' FY 2021 non-interest income (excluding HRB-related fees) of $94mm and EAS calendar year 2020 fee-based revenues of $31.3mm

Adds a Scalable Technology Platform

axos™

Axos Advisor Services Platform Overview

Liberty Integrated Platform

Liberty Platform

- ✓ Web-based
- ✓ Highly scalable and secure
- ✓ Mobile capabilities
- ✓ Asset-based pricing
- ✓ APIs to 3rd party value – added CRM, planning, compliance, aggregation and other tools
- ✓ RIA client white labelled client portal, statements and mobile app

Growth Tools
- Prospecting
- Proposal
- Conversion
- Onboarding

Portfolio Management & Trading
- UMA
- Rebalancing
- Omnibus trading
- Tax harvesting
- Fractional shares

Managed Investment Solutions
- 3rd party investment managers
- Diverse strategies

Operational Tools
- Fee billing
- Mobile enabled
- Investor portal

Reporting + Analytics
- Performance
- Statements
- Private-labeling
- Custom branding

Liberty Custody

- ✓ No lending of client securities
- ✓ FDIC insurance for up to $500K
- ✓ Supports alternative / non-tradeable assets

Supported by High-Touch, Best-In-Class Client Service

- Dedicated Strategic Business Consultant
- Dedicated Client Service Advocate
- Dedicated operations team
- Access to executive management team, trainers, business consultants, technology experts, and onboarding teams

Helping advisors drive efficiencies so they can focus on building and sustaining their long-term client relationships

Long-Term Revenue and Expense Synergies



Axos Custody
Axos Clearing
Axos Invest

Revenue Synergies*

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending

Cost Synergies*

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

*Not included in EPS accretion or tangible book value earn-back analysis

Business Segment Overview – Axos Invest

axos™

Core Services	▪ Free financial digital advisor that helps clients achieve their goals by automating the financial planning process. ▪ Provides premium packages for clients who want additional value beyond our core services.
Customer Behavior	▪ **High Conversion Rates** – Platform has been able to sustain 20% conversion rate with low client attrition. ▪ **Low Acquisition Costs**– Compared to industry standards, historic acquisition costs have sub – $50/per client (funded account). ▪ **Sticky Accounts** – Clients trust our advice with 49% following our recommendations within first week.
Customer Served	▪ Do-It-Yourself Mass Market

24,000+ sticky customer accounts with opportunities to cross-sell banking and premium services

Monetize Clients by Leveraging Data and Personalization at Key Event-Driven Decision Points

INTEGRATED FINANCIAL PRODUCTS

SEEK GUIDANCE


MILESTONES
New Home
100%
$54,829.19
Value
$550.00
Weekly
JUN
2019
New Car
45%
$900.00 Weekly
APR
2056
Retirement
7%
$100.00 Weekly
OVERVIEW
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PACKAGES

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Packages
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EST. MONTHLY PAYMENTS
$1,975.86
% OF INCOME
13.94%
Home Purchase Price: $440,000
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What's going on?

=


49%
OF RECOMMENDATIONS COMPLETED IN 1 WEEK

Our recommendation engine already has the capability to integrate a wide variety of financial offerings: savings, credit, purchases, and more

Key Goals of Universal Digital Bank

Personalization	› Increase chances of offering right product at the right time and place › Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	› Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages › Products optimized by channel, recipient and journey › Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)
Facilitate Partnerships	› Easy integration of third-party features (e.g., biometrics) › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party › Enable creative customer acquisition partners
Customizable Experience	› Provide holistic and interactive and intuitive design experience › Integrate online experience with other channels
Cross-Sell	› Artificial intelligence and big data credit models enable quick credit decisions › Customized product recommendations based upon analytical determination of need

Personalization Solution Will Increase Consumer Engagement and Lifetime Value

Goal is to present customers with customized and relevant offers at the right time via the right channel



Target unknown prospects and lookalikes
Establish a central hub for customer information needed to identify + prioritize relevant opportunities
audience studio (DMP)
Cross Sell Engine
salesforce
Ad Networks
sitecore
CMS
Contact customers via marketing automation solutions
marketing cloud
Online Banking
Websites
Enrollment
Mobile App
Present relevant personalized content across digital properties

As We Fully Digitize All Front-End Customer Interactions, Operational Efficiency Gains Also Become Possible

axos™

Online Banking Customer Interaction

- Provide compelling customer value proposition to use online banking
- Employ intelligent, personalized, automated campaigns to develop customer confidence in our messages
- Utilize multiple channels to deliver information that reflects customer preferences

Customer Self Service

- Expand digital channels and leverage omnichannel AI Hub across multiple channels, to streamline interactions
  - Easy to use self help via intelligent, automated platforms such as conversational.ai to make it easy to get what's wanted, when it's wanted, anytime, anywhere
  - Customer seamlessly switches from one channel to another e.g. IVR, Chatbot, Facebook Messenger, etc.

Operational Efficiency

- Customer centric operational efficiencies reduce cost, while accelerating delivery of customer requests
- Efficiencies are delivered using tools such as our robotic process automation platform, or low code platform to automate high volume, repetitive processes

axos™

Holistic Credit Risk Management

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans

Example of Credit Tools

Set Appetite:
- Board of Directors
- Annual Strategic Plan
- Corporate Governance
- Policies & Approval Authorities

Originations: PCLENDER, nCino, CoStar Group, RIMS

Portfolio Management: iRisk, LERETA

Reporting: REIS, Microsoft SQL Server

Special Assets: iRisk, LERETA

Credit Tools list is a sampling and is not purported to be comprehensive.

Credit Quality

No Loans in Forbearance

9/30/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,341.2	$0.0	0.00%	$111.3	2.56%
Multifamily and Commercial Mortgage	2,458.2	0.0	0.00%	6.9	0.28%
Commercial Real Estate	3,492.9	0.0	0.00%	15.5	0.44%
Commercial & Industrial - Non-RE	1,239.4	0.0	0.00%	0.0	0.00%
Auto & Consumer	446.6	0.0	0.00%	0.4	0.09%
Other	42.7	0.0	0.00%	0.0	0.00%
Total	$12,021.0	0.0	0.00%	$134.1	1.12%

12/31/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,281.6	$0.0	0.00%	$122.3	2.86%
Multifamily and Commercial Mortgage	2,483.9	0.0	0.00%	7.7	0.31%
Commercial Real Estate	3,857.4	0.0	0.00%	15.2	0.40%
Commercial & Industrial - Non-RE	1,631.8	0.0	0.00%	0.0	0.00%
Auto & Consumer	478.6	0.0	0.00%	0.6	0.13%
Other	22.3	0.0	0.00%	0.1	0.25%
Total	$12,755.6	0.0	0.00%	$145.9	1.14%

Change at 12/31/21 from 9/30/21	Loans O/S	Loans in Forbearance or Deferral		NPAs	
Single Family-Mortgage & Warehouse	-$59.6	$0.0		$11.0	
Multifamily and Commercial Mortgage	25.7	0.0		0.8	
Commercial Real Estate	364.5	0.0		-0.3	
Commercial & Industrial - Non-RE	392.4	0.0		0.0	
Auto & Consumer	32.0	0.0		0.2	
Other	-20.4	0.0		0.1	
Total	$734.6	0.0		$11.8	

Annualized Charge-offs (Recoveries) to Average Loans Outstanding


%
0.25
0.20
0.15
0.10
0.05
0.00
-0.05
0.06
0.01
0.19
0.02
0.19
0.06
0.23
0.08
0.12
0.07
FY17
FY18
FY19
FY20
FY21
With HRB
Without HRB

Note I: Company uses a June 30 fiscal year-end.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated December 8, 2020.

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com